Issuer Free Writing Prospectus dated June 18, 2020

Filed Pursuant to Rule 433

Registration No. 333-236629-01

(Supplementing the Preliminary Prospectus Supplement dated

June 15, 2020 to the Prospectus dated June 9, 2020)

PRICING TERM SHEET

PG&E Corporation

June 18, 2020

$1,000,000,000 5.000% Senior Secured Notes due 2028 (the “2028 Notes”)

$1,000,000,000 5.250% Senior Secured Notes due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”)

The information in this pricing term sheet relates to PG&E Corporation’s offering of Notes in the series listed above and should be read together with the preliminary prospectus supplement dated June 15, 2020 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated June 9, 2020, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-236629-01 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

The aggregate principal amount of Notes to be issued in this offering has decreased from $3,750,000,000 to $2,000,000,000, which represents a decrease of $1,750,000,000 from the aggregate principal amount of Notes set forth in the Preliminary Prospectus. As a result of such decrease, the New HoldCo Term Loan Facility (as defined in the Preliminary Prospectus) will be increased by $1,750,000,000 to an aggregate of $2,750,000,000. Corresponding changes will be made where applicable throughout the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Issuer:	PG&E Corporation (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch):*	B1 / BB- / BB (stable by all)

Aggregate Principal Amount Offered:	2028 Notes: $1,000,000,000 2030 Notes: $1,000,000,000

Issue Price:	2028 Notes: 100.000%, plus accrued interest, if any, from June 23, 2020 2030 Notes: 100.000%, plus accrued interest, if any, from June 23, 2020

Trade Date:	June 18, 2020

Settlement Date:	June 23, 2020 (T+3)

Maturity Date:	2028 Notes: July 1, 2028 2030 Notes: July 1, 2030

Interest Payment Dates:	Interest will be payable semi-annually in arrears on January 1 and July 1 of each year, commencing on January 1, 2021.

Interest:	2028 Notes: 5.000% 2030 Notes: 5.250%

Regular Record Dates:	December 15 or June 15, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

Proceeds to the Company:	$1,980,000,000 (after deducting the respective underwriting discounts but before deducting estimated offering expenses payable by the Company).

Benchmark Treasury:	2028 Notes: 2.875% due May 15, 2028 2030 Notes: 0.625% due May 15, 2030

Spread to Benchmark Treasury:	2028 Notes: +443 basis points 2030 Notes: +455 basis points

Yield to Maturity:	2028 Notes: 5.000% 2030 Notes: 5.250%

Optional Redemption:	After the satisfaction of the Escrow Conditions (as defined in the Preliminary Prospectus Supplement), the Company may redeem all or a part of the Notes of a series, on any one or more occasions, (i) on or after July 1, 2023 in the case of the 2028 Notes, and (ii) on or after July 1, 2025 in the case of the 2030 Notes, at the redemption prices set forth below (expressed as percentages of principal amount), plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on July 1 of the year indicated below for the applicable series of Notes.

2028 Notes:

Year	Price
2023	102.500%
2024	101.667%
2025	100.833%
2026 and thereafter	100.000%

2030 Notes:

Year	Price
2025	102.625%
2026	101.750%
2027	100.875%
2028 and thereafter	100.000%

In addition, at any time after the satisfaction of the Escrow Conditions and prior to (i) July 1, 2023 in the case of the 2028 Notes, and (ii) July 1, 2025 in the case of the 2030 Notes, we may redeem all or part of the Notes of a series, on any one or more occasions, at a redemption price equal to 100% of the principal amount of Notes of such series to be redeemed, plus a “make-whole” premium calculated based on the applicable Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 50 basis points, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

In addition, at any time after the satisfaction of the Escrow Conditions and prior to (i) July 1, 2023 in the case of the 2028 Notes, and (ii) July 1, 2023 in the case of the 2030 Notes, we may, on any one or more occasions, use the net cash proceeds from certain equity offerings to redeem, in the aggregate for all such redemptions, up to 40% of the aggregate principal amount of the Notes of the applicable series (including the aggregate principal amount of any additional Notes of such series) at redemption prices of 105.00% of the aggregate principal amount of the 2028 Notes and 105.25% of the aggregate principal amount of the 2030 Notes, plus accrued and unpaid interest, if any, to the applicable redemption date.

Use of Proceeds:	Concurrently with the satisfaction of the Escrow Conditions, the escrowed funds will be released and the Company intends to use the net proceeds from the sale of the Notes, together with the net proceeds from the other Plan Financing Transactions (as described in the Preliminary Prospectus) to effectuate the Company’s reorganization in accordance with the terms and conditions contained in the Plan of Reorganization, as described in the Preliminary Prospectus.

Escrow of Net Proceeds;	The aggregate net proceeds from the sale of the Notes will be placed in escrow if the Escrow Conditions are not satisfied prior to the closing date. See “Description of the Notes—Escrow of Net Proceeds; Special Mandatory Redemption” contained in the Preliminary Prospectus Supplement.

Special Mandatory Redemption:	Mandatory redemption at 101%, if the Escrow Conditions (as defined in the Preliminary Prospectus Supplement) are not satisfied on or before September 9, 2020.

CUSIP / ISIN:	2028 Notes: 69331CAH1 / US69331CAH16 2030 Notes: 69331CAJ7 / US69331CAJ71

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Notes will be made against payment thereof on or about June 23, 2020, which will be the third business day following the date of the pricing of the Notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day preceding the date of delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the date of delivery of the Notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, collect at 1-212-834-4533 Barclays Capital Inc. at 1-888-603-5847 or Barclaysprospectus@broadridge.com, BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. at 1-800-831-9146 or Goldman Sachs & Co. LLC at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4